

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2011

Via E-mail
Jan E. Chason
Chief Financial Officer
Spring Creek Healthcare Systems, Inc.
120 Wall Street, Suite 2401
New York, NY 10005

> **Re: Spring Creek Healthcare Systems, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed April 15, 2011**
> **File No. 000-53339**

Dear Mr. Chason:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Cover Page

1. Please update your cover page and EDGAR company profile to include your current address and telephone number. If you required technical assistance, please consult the EDGAR manual, and if additional information is required, you may contact Filer Support at (202) 551-8900.

<u>Report of Independent Registered Public Accounting Firm, page F-2</u>

2. We note that the report of your independent accountant refers to the report of other auditors for the cumulative data for the period from inception (May 11, 2006) to December 31, 2008. In this regard, auditor association with cumulative data is required on an annual basis as long as you are in the development stage. Please note that if your independent registered public accounting firm makes reference to a predecessor auditor that audited a portion of the cumulative data, the predecessor auditor's report is required to be included in the filing. Please amend your 2010 Form 10-K to include a report from your independent accountant that opines on the cumulative data, or tell us why you are unable to do so.

<u>Forms 10-Q for Fiscal Quarters Ended March 31, June 30, and September 30, 2011</u>

<u>Exhibits 31.1 and 31.2</u>

3. Please revise the certifications to conform to the exact wording prescribed in Item 601(b)(31)(i) of Regulation S-K. In particular, please use the term "report" instead of "annual report" or "quarterly report" in paragraphs 2, 3, 4 and 5 of the certifications; use the term "registrant' instead of "small business issuer" or "issuer's"; include the introductory language in paragraph 4 and add the omitted paragraph 4(b) referring to internal control over financial reporting as presented in Item 601(b)(31)(i). You may file an abbreviated amendment for each of these filings that consist of cover page, explanatory note signature page and the certifications. The revised certifications should refer to the Form 10-Q/A and should be currently dated.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Raquel Howard, Staff Accountant at (202) 551-3291 or Melissa Rocha, Accounting Branch Chief at (202) 551-3854 if you have questions regarding these comments and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining